Harbinger Research
Independent Investment Analysis

Research Report

United States
Technology - Financial

January 22, 2007

Brian R. Connell, CFA
Senior Research Analyst
bconnell@harbingerresearch.com

Financial Media Group, Inc. (OTC-BB:FNGP)

Leveraging Users to Build Active Community

Speculative Buy

Reason for Report: Research Analysis and Rating

Recent Price: $1.85

Market Data

Market Capitalization (mln)	$48.1
Enterprise Value (mln)	$56.3
Basic Shares Outstanding (mln)	26.0
Fully Diluted Shares (mln)	26.0
Avg. Volume (90 day, approx.)	8,296
Institutional Ownership (%)	n.m.
Insider Ownership (%)	67.1
Exchange	OTC Bulletin Board

Balance Sheet Data (as of June 30, 2006)

Shareholders' Equity (mln)	($1.72)
Price/Book Value	n.m.
Cash (000s)	$24
Net Working Capital (000s)	$3.943
Long-Term Debt (000s)	$1,500
Total Debt to Equity Capital	n.m.

Company Overview

Financial Media Group is a full-service financial media company focused on applications that enable the individual investment and financial communities to interact directly with publicly traded companies. The company provides this functionality through its website located at: www.wallst.net. The company also provides public companies with a full array of investor awareness programs.

Company Contact Information

Albert Aimers
Chief Executive Officer
Financial Media Group, Inc.
2355 Main Street, Suite 120
Irvine, CA 92614
www.wallst.net
Phone: 949-486-3990
a.aimers@financialmediagroupinc.com

Summary and Investment Opportunity

- **Wallst.net has become leading destination for over 100,000 members.**

Financial Media Group has quickly grown into one of the leading financial portals for smaller-company investors, with currently active members numbering over 100,000. Furthermore, we believe the company has done an excellent job of providing solid value to both smaller public companies and the investors who invest in them. The company has also added several investor-focused features, such as its "Rookie" contest, that make the site stickier than the average portal.

- **Company's new mywallst.net community offers large potential.**

This Monday the company rolled out its newest offering, called mywallst.net. It is a community platform much like myspace.com, but is geared to investors and to those who might like to interact with them. As a blended financial/social interaction and community site it is, to our knowledge, the first of its kind. We believe the company is likely to foster rapid adoption of this platform by leveraging its current base of 100,000 active users.

- **Solid management team has compelling vision for the future.**

With the recent addition of a new Chief Financial Officer, the company has a solid management team. Furthermore, we believe its vision of continuing to deploy additional value-added platforms and services to leverage its strong member base and strength with corporate issuers is correct. As this strategy plays out over the coming one to two years, we anticipate accelerating revenue growth and a mid-2007 transition to profitability.

- **We believe future potential outweighs risks and concerns.**

Historically, the company has experienced significant losses in the market value of the securities it accepts from its corporate clients, and its current market valuation of $55 million is not inexpensive on a price-to-trailing-sales basis. However, given its accelerating revenue growth and the rollout of its new social networking and community site, we believe the company warrants a premium price-to-sales multiple. **We are therefore initiating coverage with a Speculative Buy rating, a two-year price target of US$5.00 per share, and a three-year price target of US$8.00 per share.**

P&L (000s)	FYE 8/31/06	Q1 '07A	Q2 '07E	Q3 '07E	Q4 '07E	FYE 8/31/07
Revenues	**6,632**	**1,800**	**2,200**	**3,110**	**3,700**	**10,810**
Revenue Gr.						*63.1%*
Op. Exp.	6,786	1,575	1,675	1,775	1,875	6,900
Op. Margin	*-2.3%*	*12.5%*	*23.9%*	*42.9%*	*49.3%*	*36.2%*
Net Income	(1,608)	(222)	3	763	1,178	1,722
Net Margin	-24.3%	-12.3%	0.1%	34.3%	45.3%	19.9%
EPS	**(0.069)**	**(0.008)**	**0.00**	**0.026**	**0.038**	**0.055**
Shrs Out	23,236	26,899	28,244	29,656	31,139	28,984

Please see analyst certification and required disclosures on page 8 of this report.

Industry Background

The Rise of the Internet and the World Wide Web

Since the rise of the Internet during the mid-to-late 1990s, we have seen several successive evolutions in the way Internet technology has been employed. Each of these evolutions has brought with it an additional "layer" of value to users of the technology, and a high level of revenues, earnings, and market capitalization to those companies who have become leaders in these newly evolved technologies.

The first applications of the Internet were primarily concerned with information display, as companies and institutions began to communicate information to their stakeholders digitally. These applications were rapidly followed by applications facilitating actual bi-directional communication, whereby Internet users could communicate with websites through interfaces and applications of ever-increasing complexity and capability. These new applications included online auction sites such as eBay, online brokerage and trading applications such as those offered by brokerage firms, and large diversified information and application portals such as that offered by Yahoo! and AOL.

The next major development in Internet technology has been that of community applications, whereby sites like MySpace have been able to attract tens or even hundreds of millions of users. Community sites are particularly powerful because the value they represent lies not only in the capabilities of the underlying applications they are built upon, but also in the presence (and quantity) of other online community members. These sites typically provide a high degree of user-driven customization and include tools that allow users to interact with other community members through a variety of means, including friend-lists, email (text and richer media like audio and video), and other means. Some sites also offer other value-added services, tools, and mini-applications that make them even more "sticky" to their users. We believe that this newest generation of tools and applications has the potential to spawn hugely successful businesses, as community sites tend to have monopoly pricing power, low customer acquisition costs, and relatively low content-creation and acquisition costs.

Financial Tools and Information on the 'Net

Internet technology has been applied to the personal finance and investing world in one of two primary ways: account information and transactions, and general information and research. Account information and transactions are primarily relevant to banks and brokerage firms, whereas financial information and research are primarily offered by financial sections of general portals such as Yahoo! and AOL, and specialized financial portals, including MarketWatch, Thestreet.com, and Financial Media Group's Wallst.net site.

Due to the vast amount of information available on these financial portals, their use has become ubiquitous among all but the least tech-savvy investors. Such portals now provide a wealth of information regarding all types of investments, including research reports and financial data, basic educational resources, SEC filings, company-specific information, and other types of information.

In the coming years, we expect that these "portals" will evolve into ever-more-powerful applications that will simultaneously facilitate rich and structured communication within the context of a data-rich and information-rich environment. As technology continues to develop, we anticipate an ever-growing use of these tools by the investing mainstream, boding extremely well for those few companies that are able to achieve and maintain critical mass.

Company Analysis

Corporate Overview

Financial Media Group operates three closely-related wholly-owned subsidiaries, including www.wallst.net, its flagship financial portal, mywallst.net, a newly introduced financial community, education, and financial tools site, and FinancialFilings.com, a unit that provides SEC filing-related services to its current corporate client base. The company is based in Irvine, CA, and describes itself as a full service financial media company.

Products and Services

The company's flagship platform is its primary website, located at www.wallst.net. In our opinion, the company has done a rather masterful job of creating a platform in wallst.net that serves both its corporate customers, which are seeking exposure to investors, and its investor user-base, which is seeking high-quality information on investment opportunities. Due to the size of its user base and corporate clientele, which include over 100,000 active members and several hundred public companies, we believe the company has reached critical mass and will emerge as one of the few leaders in this space. Also, like any other "network" business, Wallst.net should be increasingly difficult to compete with, as replication of its platform will not replicate the value that it provides to either of its customer groups.

In terms of value to investors, the Wallst.net platform specifically includes:

- Quotes (including Level II), charts, and other financial information and tools
- CEO interviews and editorials, in both audio and written formats
- Podcasts – content typically provided by a investing pundit or other expert
- New stories and new links
- Blogs and chat functionality
- The Rookie contest(s)

In general, this site has a look-and-feel that is similar to many other financial portal websites; its two most important distinguishing features at this point are its "exclusive" content and its Rookie contests.

Exclusive Content

Although other sites offer CEO-authored content and interviews, one aspect of this site's content that sets it apart from its competitors is the quality and size of the companies contributing the content. Unlike sites such as www.ceocast.com, this site features content from several NYSE and NasdaqCM listed companies, setting it apart in the minds of its members.

Rookie Contest

This contest is one way that Financial Media Group is making its flagship Web offering stickier. In its Rookie contests, it awards the top-performing portfolio $1000 each week; however, the contest is available only to members who have completed a profile on the site. We believe that this is a cost-effective way to not only "cement" the loyalty of a user base but also to ensure that users return to the site again and again to check their standings and their portfolio value.

Products and Services – New & Future

While the company to-date has produced 100% of its revenues from advertising, its recent investments in its community platform suggest that it may soon have several other meaningful sources of revenues, including:

- Premium service subscriptions,
- Product sales,
- Seminars and online educational products, and
- Direct response marketing.

These additional revenue streams should enhance and diversity the company's historical sources of revenue, accelerating revenue growth and bringing the company into the black by mid calendar 2007.

MyWallSt.net
The company's new wallst.net platform is another fully-featured product that in the future may very well come to drive more of the company's revenues, market-cap, and potential take-over value than all of its existing businesses combined. Based on the success of social networking sites such as myspace.com, the company has recently rolled out a social networking site that combines elements of business, friendship, and dating/romance into an integrated social/professional networking site. Furthermore, unlike many social network site start-ups, Financial Media Group can leverage its active member base of over 100,000 members to jump-start adoption to the point of critical mass. Although it remains to be seen if this new venture will be successful, we believe that the company is very well positioned to develop an active community of investors, investment professionals, and those who seek to connect with them.

In terms of the platform itself, mywallst.net offers a solid mix of features, including: the standard profile page, search, blogs, chat, friend list, private photos (password protected), polls, and other community features.

Corporate Strategy - Historical
Financial Media Group has built its success and revenue model, at least to date, around its core destination website, www.wallst.net. This website is built upon what we deem to be a proper and accurate understanding of the rather complex system of interaction that exists between small-cap and mid-cap companies and those who invest in them. This system is based upon each group's specific needs as they relate to the members of the other group.

Small-cap and Mid-cap Investors
Those who invest in small-cap and mid-cap stocks are mostly, although not all, individual investors. These investors are well aware that a disproportionately attractive return potential exists in this asset class, and as a result, many of these investors are highly motivated to find investment opportunities that they deem to be attractive. However, they face a rather formidable challenge in seeking good opportunities, mainly because of the high search costs that exist in this sector. We have seen estimates that over 10,000 companies trade publicly on U.S. Exchanges, and over half of these trade on the OTC Bulletin Board system, American Stock Exchange, or NasdaqGM system. Because there are so many potential investment opportunities to choose from, investors in this segment of the market are literally looking for a needle in a haystack each time they seek a new investment opportunity. As a result, most investors in this sector seek any edge they can find in identifying investment candidates that have an above-average probability of success. Given that Financial Media Group offers corporate content not otherwise easy to find, such as CEO interviews and commentary, investors in this sector (in increasing numbers) have come to rely on wallst.net as an important investment information source.

Small-cap and Mid-cap Public Companies
Given structural changes that have taken place in the investment industry over the past few years, small-cap and mid-cap public companies have found it ever more difficult to attract new investors, due to brokerage firms' shrinking research coverage universes and several other factors. This in turn has caused many of these otherwise deserving public companies to exhibit low trading volume (low liquidity) and market valuations that are significantly lower than that of their large-cap counterparts (low valuations). Furthermore, those companies plagued by low liquidity and low valuation have in turn found it more difficult to attract additional investment capital through private placements and public offerings; those who have successfully raised additional capital have done so at less-attractive prices and terms than might have otherwise been the case.

As a result, CEOs and CFOs of these companies are very keen to attract and retain additional individual and institutional investors, as more investors typically cause an expansion of market capitalization and an increase in liquidity, all other things being equal. However, it has proven fairly difficult for these companies to accomplish this through traditional means, such as investor relations roadshows and press releases, which can prove both time consuming and ultimately ineffective.

We believe that most of Financial Media Group's revenue success to date is attributable to their ability to provide small-cap and mid-cap CEOs and CFOs exactly what they are looking for: exposure to a large and growing audience of investors who typically invest in this segment of the market. Their ability to grow and retain a loyal base of investors has been related to their ability to provide those investors with compelling content from the same group of companies that pay them for providing it to those very same investors. We refer to this type of system as a "positive feedback loop," whereby success with one group creates a more compelling value proposition for the other group, and so on and so forth. Such positive feedback is very difficult to attain, but once attained and sustained, can be one of the most powerful positive influences on a company's future success.

Corporate Strategy - Future

The company at this point has demonstrated its ability to attract and retain a growing and loyal group of small-cap and mid-cap investors, which it has so far successfully leveraged in terms of inducing public clients to pay it for investor awareness campaigns and other forms of exposure. In our minds, the key question is this: will the company be able to maintain or even accelerate the growth in its active member base? And, will it be able to parlay its success as a financial portal into success at its new mywallst.net social/financial networking and community site?

While we certainly cannot answer these questions definitively, we do believe that elements of its newly-current and soon-to-be-current strategy are quite promising in this regard.

Also, it should be kept in mind that the company has plans for additional expansion into the investor conference and investor education markets, which should be accretive to earnings and accelerative to revenue and earnings growth.

Key Management

With the recent addition of a new CFO, Financial Media Group has a strong management team, especially for a company of its relatively small size. Key management personnel include:

Albert Aimers, *Chairman and CEO*

Mr. Aimers was elected Chairman of the Board and Chief Executive Officer subsequent to the close of the Acquisition in January 2006. Mr. Aimers brings to "WSD" his business leadership, product development and creative talents. Mr. Aimers has been in the financial industry for 15 years, specializing in such areas as Merchant and Investment Banking, Mergers and Acquisitions, Investor Awareness and Investor Relations, and Financial and Media Relations and Strategic Investor. Mr. Aimers was an early primary Merchant Banker Investor in Sonus Healthcare (AMEX), and a strategic investor for National Challenge Systems ($80 Million market cap). Mr. Aimers was a former board member of Envoy Communications (ECGI-NASDAQ)-Advertising. Mr. Aimers was a founder of now defunct streaming media company iLive Inc. (former trading symbol LIVE). Mr. Aimers is the founder of Wallst.net and Wallstreet Direct Inc.

Javan Khazali, *Chief Operating Officer*

Mr. Khazali became the Chief Operating Officer in January 2006 and had been the Chief Executive Officer and a director of the Company since November 2004. Mr. Khazali has over eighteen years of experience at senior executive level in both private and public sectors with a main focus on the services, telecommunications, and financial media industry segments. He has broad based experience in the areas of corporate restructuring & reorganization, business development, operations, and management consulting. Mr. Khazali joined Cypost Corporation ("Cypost") as Vice President (Administration) in 2001 and was promoted to become CEO of the Company from 2002 to 2003. In 2003, the directors of Cypost filed a Chapter 7 Bankruptcy. During the bankruptcy proceedings Mr. Khazali assisted the Company in financial distress negotiations, bankruptcy litigations and helped resolve disputes between Cypost and debt holders, lenders, bank groups and equity holders. From 1985 to 2000, Mr. Khazali held numerous senior level positions in the food service sector including as a managing partner of two successful restaurants located in Western Canada. He also served as the director of operations of privately held restaurant chain located in various cities of the United States and Western Canada and having over 300 employees.

Manu Ohri, *Executive Vice President of Finance and Chief Financial Officer*

Mr. Ohri currently serves as Executive Vice President of Finance and Chief Financial Officer of Financial Media Group, Inc. From August 2001 to December 2006, Mr. Ohri served as Director and Executive Vice President of Finance & Chief Financial Officer of Elephant Talk Communications, Inc., a public company and a leading telecommunications services provider in Europe, Asia, and the Middle East. From December 1999 to September 2002, Mr. Ohri served as Director and Executive Vice President & Chief Financial Officer for The Hartcourt Companies, Inc. From June 1999 to November 1999, Mr. Ohri served as the President and Chief Executive Officer of Pego Systems, Inc., an industrial air and gas equipment manufacturer's representative organization, an affiliate of The Hartcourt Companies, Inc. From January 1997 to March 1999, Mr. Ohri served as Chief Operating Officer and Chief Financial Officer of Dynamic Cooking Systems, Inc., a privately held manufacturing company of upscale commercial and kitchen appliances. From September 1989 to December 1996, Mr. Ohri served as Chief Financial Officer of Startel Corporation, a public company in the software development business. Mr. Ohri's multi-faceted experience includes operations and finance, as well as administrative functions in the manufacturing, distribution, and software development industries. Mr. Ohri is a Certified Public Accountant with over six years of experience with Deloitte & Touche, LLP and PriceWaterhouseCoopers, LLP. Mr. Ohri earned his Masters degree in Business Administration from University of Detroit in 1979 and Bachelors degree in Accounting from University of Delhi in India in 1975.

Nick Iyer, *President, mywallst.net*
Mr. Iyer became a director of WSD in January 2005 and a director of FMG subsequent to the Acquisition in January 2006. Mr. Iyer has extensive experience as an editor and newspaper reporter. Prior to joining WSD in 2003, Mr. Iyer worked first as an editorial assistant, and later as a reporter at Newsday in Long Island, New York. He has published more than 150 articles and was selected by Newsday's senior editors to work on a combined Tribune Co. effort, titled "The Lost," which profiled the victims of the September 11, 2001 terrorist attacks. At the time, Iyer was 23, and the youngest reporter assigned to the project. Mr. Iyer's work has been published in well-recognized and established print media such as Newsday, The Los Angeles Times, The Chicago Tribune, Encyclopedia.com, and the National Institute of Literacy. Mr. Iyer has been instrumental in writing many editorials and profiles on numerous publicly traded and privately held companies. He holds a Bachelor's Degree in English Literature from the State University of New York at Stony Brook.

Competition
Candidly, it is difficult to identify direct competitors to the wallst.net platform; almost all competitors offer some of what Financial Media group offers, and to our knowledge none of them have an exactly comparable offering. To the extent we consider Financial Media Group's www.wallst.net platform to be a general financial portal, it has several independent and integrated competitors, such as Yahoo! Finance, AOL, many brokerage sites such as Ameritrade's and eTrade's, and many others. If we consider it to be more of a media and news platform that serves primarily small-cap and micro-cap investors and the companies in which they typically invest, then their more direct competitors would include www.ceocast.com, www.wallstreetreporter.com, and www.audiostocks.com. If we consider it to be an integrated financial news, tools, and media platform, which we believe to be the best comparison, competitors would include www.marketwatch.com and www.thestreet.com. In terms of its newly released social networking site, its largest and highest-profile competitor would be myspace.com (Intermix Media), which was recently acquired by News Corp. for approximately US$580 million. In any event the financial news and information space is extremely competitive, and we would expect the company to face strong competitive pressures in all of its current offerings.

However, we must note that the company has certainly built a strong business to-date in the face of just such competitive pressures, and given what we believe to be some very intelligent new products and initiatives, we have no reason to expect them to stumble simply because of the presence of the competitive pressure under which they have so far thrived. Furthermore, we note that as the company's stickier community and community-like offerings (e.g. its Rookie contest) become more fully adopted, the positive feedback loops they create will make it ever-more-difficult to unseat it as a market leader.

Risks and Historical Performance Analysis
Without a doubt, the company has performed phenomenally well in terms of active member growth and the number of and quality of its corporate customers. It has also had very strong reported revenue growth and has continued to flesh out its product offerings in intelligent ways. We expect this growth and success to continue on all fronts as the company further develops its core Wallst.net offering while gaining traction with its new mywallst.net offering.

However, there are some negative items that the savvy investor must note when considering the company's historical financial performance. First of all, the company shows no gross costs whatsoever, which would theoretically mean that it spends US$0 each year on the actual production of its goods and services. While the company assures us that this is within GAAP rules and is in accordance with the advice of its accountants, we find this policy somewhat difficult to agree with. Note that these costs are accounted for as operating expenses, so the company's total costs are unaffected by this issue.

Additionally, and far more importantly, the company has a policy of recognizing 100% of the face value of the restricted securities it receives from its corporate clients as "revenues." However, at least historically, the market value of these shares has fallen significantly after being accepted as compensation and recognized as revenue. For example, by summing the FY2006 P&L items of "Impairment of marketable securities," and "Gain (loss) on the sale of marketable securities," and then deducting those net losses from reported revenues, we arrive at a revenue figure for FY2006 of approximately US$2.5 million, far less than the US$6.6 million the company reported as revenues in FY2006. Therefore, while we are in agreement with the GAAP-compliant nature of the company's revenue recognition policies, investors must be aware that historically the actual realizable cash value of the company's revenues has fallen far short of its actual reported revenues. That said, our discussions with the company have led us to believe that changes in internal policies will reduce, but not eliminate, these negative effects going forward. The net effect of this is that the company's net operating cash flows will have a strong negative bias relative to its reported earnings; while its net operating cash flows are negative this shortfall will need to be covered by infusions of additional investment capital, creating a significant level of financial risk.

Other risks facing the company are relatively straightforward in nature, such as the emergence of superior competitors, the possibility of a long-term downturn in the U.S. equity markets, or the company's potential inability to execute on its new or future initiatives. While these risks face nearly every development-stage company in this industry and cannot be entirely overlooked, we believe that the company and its management team are well positioned to overcome these risks, and in fact to make the company a success as a whole.

Valuation and Investment Opinion

The company currently has a total market capitalization of approximately $55 million dollars, which is approximately 8.3 times its reported FY2006 revenues and approximately 22 times its "cash revenues" as adjusted for securities write-downs and realized losses on securities sales. Even given the company's extremely high revenue growth rates, on this basis the company is fully valued, and perhaps even over-valued relative to its peers.

Peer Group Analysis – Financial Media Group, Inc. (FNGP – OTC-BB)

Company Name and Symbol	Price per Share*	Market-Capitalization*	Price/Sales (Trailing 12 mos.)*	Est. Growth	Price/Sales Estimate (Next 12 mos.)*
Financial Media Group (FNGP)	**1.85**	**$48.1 mln**	**7.3**	**63%**	**4.48**
Thestreet.com (TSCM)	9.02	$249 mln	5.3	35%	3.96
INVESTools (IEDU)	13.11	$592 mln	4.0	0%	4.00

*Market Data as of market close, 1/19/07

However, despite this backward-looking analysis, we do not believe that the company is overvalued, and in fact we believe that the company may represent an exceptional opportunity for risk-tolerant investors. We derive this opinion primarily from the uniqueness of the company's mywallst.net offering, and from the potentially extreme valuations to which success in this area could lead. Furthermore, we believe that if the company is successful in spurring rapid adoption of its mywallst.net platform, which its current user base should allow it to be, the company could become an extremely attractive acquisition candidate. If we were to extrapolate a 65% revenue growth rate for just three years into the future, we would arrive at a total revenue run-rate of approximately $30 mln. Given that acquisitions in the financial portal and the online community industries can routinely range from five times to eight times trailing sales, this yields us a potential take-over value three years from now of $150mln - $240mln, several times the company's current market capitalization.

Conclusion

Financial Media Group is run by an aggressively opportunistic management team that has a compelling vision for the company's future. They have already managed to secure a leadership position for the company in the world of small-cap and micro-cap investors, and are in the process of moving upstream into the mid-cap and even large-cap arenas. Furthermore, the company is in the midst of launching a blended financial/personal networking and community site, which to our knowledge is the first of its kind, and is in a good position to succeed with this new site due to its already-strong membership base. Although the company's current valuation and historically low-quality revenues are a cause for concern, we believe that the upside represented by the company's previous growth and current plans outweighs this concern for long-term, risk-tolerant investors. Therefore we are initiating coverage of Financial Media Group with a Speculative Buy rating, a two-year price target of US$5.00 per share, and a three-year price target of US$8.00 per share.

Our Rating System

We rate enrolled companies based on the appreciation potential we believe their shares represent. The performance of those companies rated "Speculative Buy" or "Strong Speculative Buy" are often highly dependent on some future event, such as FDA drug approval or the development of a new key technology.

Explanation of Ratings Issued by Harbinger Research

STRONG BUY	We believe the enrolled company will appreciate more than 20% relative to the general market for U.S. equities during the next 12 to 24 months.
BUY	We believe the enrolled company will appreciate more than 10% relative to the general market for U.S. equities during the next 12 to 24 months.
STRONG SPECULATIVE BUY	We believe the enrolled company could appreciate more than 20% relative to the general market for U.S. equities during the next 12 to 24 months, if certain assumptions about the future prove to be correct.
SPECULATIVE BUY	We believe the enrolled company could appreciate more than 10% relative to the general market for U.S. equities during the next 12 to 24 months, if certain assumptions about the future prove to be correct.
NEUTRAL	We expect the enrolled company to trade between -10% and +10% relative to the general market for U.S. equities during the following 12 to 24 months.
SELL	We expect the enrolled company to underperform the general market for U.S. equities by more than 10% during the following 12 to 24 months.

Analyst Certification

I, Brian R. Connell, CFA, hereby certify that the views expressed in this research report accurately reflect my personal views about the subject securities and issuers. I also certify that no part of my compensation was, is, or will be, directly or indirectly, related to the recommendations or views expressed in this research report.

Disclaimer

This report was prepared for informational purposes only. Harbinger Research, LLC ("Harbinger") was paid in the amount of US$10,000 for the preparation of this report. All information contained in this report was provided by Financial Media Group, Inc. ("Company"). To ensure complete independence and editorial control over its research, Harbinger has developed various compliance procedures and business practices including but not limited to the following: (1) Fees from covered companies are due and payable prior to the commencement of research; (2) Harbinger, as a contractual right, retains complete editorial control over the research; (3) Analysts are compensated on a per-company basis and not on the basis of his/her recommendations; (4) Analysts are not permitted to accept fees or other consideration from the companies they cover for Harbinger except for the payments they receive from Harbinger; (5) Harbinger will not conduct investment banking or other financial advisory, consulting or merchant banking services for the covered companies.

Harbinger did not make an independent investigation or inquiry as to the accuracy of any information provided by the Company is relying solely upon information provided by the companies for the accuracy and completeness of all such information. The information provided in the Report may become inaccurate upon the occurrence of material changes, which affect the Company and its business. Neither the Company nor Harbinger is under any obligation to update this report or ensure the ongoing accuracy of the information contained herein. This report does not constitute a recommendation or a solicitation to purchase or sell any security, nor does it constitute investment advice. This report does not take into account the investment objectives, financial situation or particular needs of any particular person. This report does not provide all information material to an investor's decision about whether or not to make any investment. Any discussion of risks in this presentation is not a disclosure of all risks or a complete discussion of the risks mentioned. Information about past performance of an investment is not necessarily a guide to, indicator of, or assurance of, future performance. Harbinger cannot and does not assess, verify or guarantee the adequacy, accuracy, or completeness of any information, the suitability or profitability of any particular investment, or the potential value of any investment or informational source. Harbinger and its clients, affiliates and employees, may, from time to time, have long or short positions in, buy or sell, and provide investment advice with respect to, the securities and derivatives (including options) thereof, of companies mentioned in this report and may increase or decrease those positions or change such investment advice at any time. Harbinger is not registered as a securities broker-dealer or an investment adviser either with the U.S. Securities and Exchange Commission or with any state securities regulatory authority.

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Analyst Highlight

Brian R. Connell, CEO and Senior Research Analyst - Technology
Mr. Connell has over 10 years' experience in the securities industry, as an equity analyst and portfolio manager, and as the founder and CEO of StreetFusion (acquired by CCBN/StreetEvents), a software company serving the institutional investment community. On the sell-side, Mr. Connell served as the technology analyst for Neovest, an Atlanta-based boutique, and as a Senior Analyst - Internet for Preferred Capital Markets, an investment bank based in San Francisco. Mr. Connell has also held the position of Executive Director of Marquis Capital Management, a technology-focused investment management organization.

Mr. Connell holds degrees in Economics and Psychology from Duke University, and is a CFA Charterholder.

Leadership Team

Brian R. Connell, CFA   **Michael A. Bain, CFA**
Chief Executive Officer   *Director of Research*

Client Team

David W. Boral   **Elizabeth A. Frederick**
Director, Business Development   *Operations Manager*

Equity Research Team

Michael A. Bain, CFA   **Michael R. Anderegg, CFA**
Director of Research, Healthcare, Special Situations   *Information Security and Data Storage*

Dennis Fischer, CFA   **Andrew S. Hua, CFA**
Biotech and Special Situations   *Technology and Asia Focus*

Stephanie Loiacono, CFA   **David M. Parr, CFA**
Banks and Specialty Retail   *REITs, Banks, and Financial Institutions*

Lisa Springer, CFA   **Brian R. Connell, CFA**
Natural Resources   *Technology*